EXHIBIT 99.1

Innovation Beverage Group to Boost Sales of its Bitters Brands in the U.S. Through Strategic Alliance with Blue Ridge Spirits & Wine Marketing

Blue Ridge to leverage its robust national sales team, established distributor and retailer relationships, to sell IBG’s award-winning Australian Bitters Company and BITTERTALES brands

Seven Hills, Australia, November 19, 2024—Innovation Beverage Group Ltd, (“IBG” or the “Company”) (Nasdaq: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, announced today it has signed a Sales Services Agreement with Atlanta, Georgia-based Blue Ridge Spirits & Wine Marketing to sell its Australian Bitters Company and BITTERTALES brands throughout the U.S.

“We’re pleased to have Blue Ridge as our partner for a city-by-city market expansion across the U.S. for our award- winning bitters brands,” stated IBG’s Chairman and Chief Operating Officer, Sahil Beri. “We have inventory in the U.S. ready to ship and are very confident that our Australian Bitters Company and BITTERTALES will be very well received by buyers and consumers alike. Our strategic alliance with Blue Ridge supplements our broader evolving sales, marketing, and distribution channels.”

“Blue Ridge is very excited at the opportunity to expand on the success that Australian Bitters has had internationally and to establish this award-winning brand in the U.S.,” said Carlos Carreras, CEO of Blue Ridge Spirits & Wine Marketing. “We look forward to growing Australian Bitters Company and BITTERTALES as complements to our diverse spirits portfolio, owning the entire cocktail.”

Blue Ridge Spirits & Wine Marketing is a sales and marketing company with a team that has decades of experience in the industry and is committed to fostering and promoting quality brand-building nationwide. Its partnerships and personal relationships with suppliers, retailers, and distributors, are keys to its success in growing sales.

IBG’s flagship product, Australian Bitters Company, hand-crafted in small batches in Australia from the finest natural botanical herbs and spices, won the Gold Medal at the Los Angeles Spirits Awards in 2018. BITTERTALES, the Company’s premium cocktail brand, won Best in Show and a Platinum Medal at the 2020 LA Spirits Awards, and a Gold Medal at the 2018 and 2021 LA Spirits Awards. IBG’s bitters brands are produced at its state-of-the-art U.S. FDA and GMP-certified facility in Australia and shipped worldwide.

About Innovation Beverage Group

Innovation Beverage Group is a developer, manufacturer, marketer, exporter, and retailer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands for which it owns exclusive manufacturing rights. Focused on premium and super premium brands and market categories where it can disrupt age-old brands, IBG’s brands include Australian Bitters, BITTERTALES, Drummerboy Spirits, Twisted Shaker, and more. IBG’s most successful brand to date is Australian Bitters, which disrupted a 200-year-old market leader, giving the Company a market-dominating position in several territories including a partnership in Australia with Coca-Cola Europacific Partners. Established in 2018, IBG’s headquarters, distillery, innovation, and manufacturing facility are located in Sydney, Australia with a U.S. sales office is located in New Jersey. For more information visit: https://www.innovationbev.com/

Forward-Looking Statement

This press release contains “forward-looking statements” and “forward-looking information.” This information and these statements, which can be identified by the fact that they do not relate strictly to historical or current facts, are made as of the date of this press release or as of the date of the effective date of information described in this press release, as applicable.

The forward-looking statements herein relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “envisages,” “assumes,” “intends,” “strategy,” “goals,” “objectives” or variations thereof or stating that certain action events or results “may,” “can,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and include, without limitation, statements with respect to projected financial targets that the Company is looking to achieve.

All forward-looking statements are based on current beliefs as well as various assumptions made by and information currently available to the Company’s management team. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections, and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution any person reviewing this press release not to place undue reliance on these forward-looking statements as several important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions, and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur.

The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company except as may be required by law.

Contact:

TraDigital IR

John McNamara

917-658-2602

John@tradigitalir.com